EXHIBIT 8.1

8.1 Principal subsidiaries of The Royal Bank of Scotland Group plc

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are wholly owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation

The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc (1)	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co(2)	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited(3)	Banking	Northern Ireland

Notes:
(1)	The company does not hold any of the NatWest preference shares in issue.
(2)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.